Technology Transforming Life(TM)

ANNUAL REPORT 2001
ZEVEX

DEAR SHAREHOLDERS, BUSINESS PARTNERS AND EMPLOYEES

During 2001, we significantly improved our balance sheet. We reduced debt by more than $5 million by reducing inventories by $2.4 million, reducing receivables by $1.8 million, and selling $800,000 in non-operating assets. These results reflect a concerted effort to manage our business better.

However, we are not satisfied with our 2001 operating performance. We recorded a loss for the year on revenue that declined 2.9% from 2000. A portion of the loss resulted from a one-time write-down of $917,628 that we recorded on the sale of securities that we took several years ago as payment for contract manufacturing work. Without the write-down, our loss before taxes would have been $40,761 on revenue of $29.9 million. Including the write-down and related tax effects, we lost $487,703.

We are confident that our work on the balance sheet has set the stage for improved profitability in the future and, indeed, we have already made other changes in this regard. Not only have we reduced future interest expenses, but we have consolidated manufacturing operations and resized our work force to make our operations more efficient. Further, we are continuing to build our sales organization in order to increase revenue.

Although 2001 revenue declined from the prior year, we have seen positive indicators in each of our three newly renamed business divisions.

Applied Technology:
|X| Our revenue from contract-manufactured ultra-sonic devices grew by 26% over the prior year.
|X| We generated over $2 million in revenue from the development and manufacturing of a computer- assisted surgical system for a new contract manufacturing customer.
|X| The optoelectronic manufacturing operations of Aborn Electronics Inc. were consolidated into our Salt Lake City facility.

Physical Evaluation:
|X| Our revenue from JTech Medical Industries physical evaluation products grew by 21% over the prior year.
|X| We completed the largest single installation of Tracker (TM) systems in the world in Saudi Arabia.
|X| We launched the next-generation of our patented IsoTrack (TM) Strength Testing System for musculoskeletal and functional capacity evaluation.

Therapeutics:
|X| Our EnteraLite (R) ambulatory enteral feeding pump product line produced record revenue, growing 14% over the prior year.
|X| We introduced the LifeGuard (TM) line of anti-free flow disposable sets for stationary enteral feeding pumps.
|X| Our engineering teams developed new technology and applied for 7 new patents associated with enteral nutrition delivery technology.

During 2002, we will seek opportunities to expand relationships with existing customers for Applied Technology solutions, capitalizing on our strengths in fluid management systems, optoelectronics, and ultrasound. We will expand the Physical Evaluation sales force and explore opportunities to equip customers with our state-of-the-art hardware and software. The Therapeutics sales force will target their efforts on customers that can benefit from our life-transforming enteral delivery technology.

The outlook for 2002 is encouraging. The demand for our medical devices remains strong. Our employees are committed and motivated to succeed. We are grateful to our shareholders, business partners, and employees for the opportunity to perform.

David J. McNally
Chairman and Chief Executive Officer

CORPORATE INFORMATION
Board of Directors
David J. McNally
Chairman and CEO
ZEVEX International, Inc.

Leonard C. Smith
President
ZEVEX International, Inc.

Phillip L. McStotts, CPA Vice President, Treasurer and CFO ZEVEX International, Inc.

Kathryn B. Hyer
Assistant Vice President
Office of the Vice President for Economic
Development and Corporate Relations
University of Illinois

David B. Kaysen
Former CEO and President
Rehabilicare, Inc.

Bradly A. Oldroyd
President, Pinnacle Management Group
CEO, Team One Food and Fuel Centers, Inc.

Dan M. Robertson
Managing Director
Insurance Offices of America

Corporate Officers
David J. McNally
Chairman and CEO

Leonard C. Smith
President

Phillip L. McStotts, CPA
Vice President, Treasurer and CFO

Investor Relations Contact
Genevieve Sanchez
Investor Relations Coordinator
ZEVEX International, Inc.
gsanchez@zevex.com
(801) 264-1001 ext. 203

Transfer Agent
Colonial Stock Transfer
66 Exchange Place
Salt Lake City, Utah 84111
(801) 355-5740

Chase Mellon Shareholder Service
Overpeck Centre
85 Challanger Road
Ridgefield, NJ 07660

Independent Auditors
Ernst & Young, LLP
60 East South Temple, Suite 800
Salt Lake City, Utah 84111
(801) 350-3300

Corporate Counsel
Jones, Waldo, Holbrook & McDonough
1500 Wells Fargo Plaza
Salt Lake City, Utah
(801) 521-3200

ABOUT OUR NEW LOOK:
The theme Technology Transforming Life(TM) is the result of an extensive branding program executed by our marketing and sales teams. The new look of this Annual Report emphasizes the difference that ZEVEX products make in the lives of our customers, including patients, clinicians, manufacturers and resellers. This theme is consistent among all three of our newly renamed divisions: Applied Technology (previously OEM or Contract Manufacturing), Physical Evaluation (previously JTech Medical Industries) and Therapeutics (previously Enteral Nutrition Delivery). We are proud to unite our employees and medical device products under this theme.

FORWARD LOOKING STATEMENTS:
Statements made in this Annual Report, including those relating to the growth in sales efforts, future revenue from current contracts and other statements regarding future performance are forward looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things, the success of the Company's efforts to improve its sales may not be effective in increasing sales or such efforts could be more difficult or expensive than the Company currently anticipates. Also, the Company could experience difficulties in its product development and manufacturing processes that could delay the receipt of anticipated revenues. In addition to the foregoing, the economic, competitive, governmental, technological and other factors identified in the Company's filings with the Securities and Exchange Commission, including the Form 10-K for the year ended December 31, 2001, may cause actual results or events to differ materially from those described in the forward looking statements in this Annual Report.

ZEVEX International, Inc.
4314 ZEVEX Park Lane
Salt Lake City, UT 84123
Tel: (801) 264-1001
(800) 970-2337
Fax: (801) 264-1051
www.zevex.com

(C)Copyright 2002 ZEVEX International, Inc.